Federated Funds

Fidelity Bond Filing

Contents of Submission:

1)           Copy of the National Union Fire Insurance Company of Pittsburgh,PA Follow Form Bond (“Bond”) received on February 19, 2009 forfiling as required by Rule 17g-1(g)(B)(i);

2)           Copy of the resolutions of a majority of the disinteresteddirectors and of the Executive Committee of the Funds’ Board,respectively, approving the amount, type, form and coverage of the Bond, and the portion of the premium to be paid by such company as required by Rule 17g-1(g)(B)(ii);*

3)           Copy of a statement showing the amount of the single insured bondwhich each investment company would have provided and maintainedhad it not been named as an insured under a joint insured bond;***

4)           As required by Rule 17g-1(g)(B)(iv), the period for whichpremiums have been paid is October 1, 2008 to October 1, 2009;and

5)           Copy of the amendment, received November 17, 2008, to theagreement between the investment company and all of the othernamed insureds as required by Rule 17g-1(g)(B)(v).**

*           Incorporated by reference to the Fidelity Bond filing submitted on November 14, 2008.

**           Incorporated by reference to the Fidelity Bond filing submitted on November 18, 2008.

***           Incorporated by reference to the Fidelity Bond filing submitted on February 10, 2009.

Missing Graphic Logo

AIG Executive LiabilitySM
 Insurance provided by a member of American International Group, Inc.
National Union Fire Insurance Company of Pittsburgh, Pa.
A capital stock company

Follow Form Bond

DECLARATIONS

BOND NUMBER:                                                      01-251-78-05

ITEM 1.	NAMED INSURED:	FEDERATED INVESTORS INC.

ADDRESS:	1001 LIBERTY AVE, SUITE 2100
PITTSBURGH, PA 15222-3727

ITEM 2.                      BOND PERIOD:                                From:   October 1, 2008  To:  October 1, 2009 at
                 12:01 A.M. Standard Time at the address of the Named Insured shown above

ITEM 3.	LIMIT OF LIABILITY: $16,666,666 Excess of $25,000,000 in the Aggregate of $25,000,000

ITEM 4.	SCHEDULE OF PRIMARY UNDERLYING EXCESS POLICIES (HEREIN COLLECTIVELY THE “UNDERLYING PROGRAM”):

Primary Policy (herein “Primary Policy”):
FI Bond
Insurer: Federal Insurance Company
Policy Number	Single Loss Limit	Aggregate Limit	Deductible	Policy Period
8194-8005	$15,000,000	$15,000,000	$250,000	10/01/2008 to 10/01/2009

Underlying Excess Policy(ies):
Policy Number	Single Loss Limit	Aggregate Limit	Policy Period
FS234-61-50-01	$10,000,000	$15,000,000	10/01/2008-10/1/2009

ITEM 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto: #1, #2, #3, #4, #5, #6

ITEM 6.
The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No (s) 00-259-32-93 such termination or cancellation to be effective as of the time this bond becomes effective.

/s/ John Q. Doyle
63675 (10/95)                                                                           COPY                                AUTHORIZED REPRESENTATIVE

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA.

A CAPITAL STOCK COMPANY

175 Water Street
New York, NY  10038

Follow Form Bond

Various provisions in this bond restrict coverage.  Read the entire bond carefully to determine rights, duties and what is and is not covered.

Throughout this bond, the words “you” and “your” refer to the Named Insured as shown in Item 1 of the Declarations.  The words “we”, “us” and “our” refer to the Company providing this insurance.

In consideration of the payment of the premium and in reliance upon the statements in the Declarations and in the Application, we agree with you to provide coverage as follows:

INSURING AGREEMENT

I. Coverage

A.
We will pay on your behalf the Ultimate Net Loss in excess of the Underlying Bond as shown in Item 4 of the Declarations, but only up to an amount not exceeding our Limit of Liability as shown in Item 3 of the Declarations and only after the issuers of the Underlying Bond have paid or have been held liable to pay the full amount of limits of insurance of the Underlying Bond.  Except for the terms, definitions, conditions and exclusions of this bond, the coverage provided by this bond shall follow the terms, definitions, conditions and exclusions of the Underlying Bond as shown in Item 4 of the Declarations.

B.
The Limit of Liability shown in Item 3 of the Declarations states the most we will pay regardless of the number of Insureds, claims made or suits brought or persons or organizations making claims or bringing suits.

II.	Definition

A.	Ultimate Net Loss
The term “Ultimate Net Loss” means the amount payable in settlement of
63675 (10/95)	COPY
the loss of the Insured after making deductions for all recoveries and for other valid and collectible bonds, excepting however the Underlying Bond shown in Item 4 of the Declarations.

III.	Conditions

A.	Maintenance of Limit of Liability of Underlying Bond

The limit of liability of the Underlying Bond shall be maintained in full force and effect during the period of this bond.  Under no circumstances, including but not limited to bankruptcy, insolvency or inability to pay at the issue of the Underlying Bond, will we drop down and replace the Underlying Bond or assume any obligation of the Underlying Bond.

If you fail to comply with this requirement, we will only be liable to the same extent that we would have been had you fully complied with this requirement.

B.	Cancellation

1.	You may cancel this bond. You must mail or deliver advance written notice to us stating when the cancellation is to take effect.

2.
We may cancel this bond.  If we cancel because of non-payment of premium, we must mail or deliver to you not less than ten (10) days advance written notice stating when the cancellation is to take effect.  If we cancel for any other reason, we must mail or deliver to you not less than ninety (90) days advance written notice stating when the cancellation is to take effect.  Mailing that notice to you at your mailing address shown in Item 1 of the Declarations will be sufficient to prove notice.

3.	The bond period will end on the day and hour stated in the cancellation notice.

4.	If we cancel, earned premium will be calculated pro rata based on the time this bond was in force.

5.	If you cancel, earned premium will be calculated based on short rate tables.

6.
The first Named Insured in Item 1 of the Declarations shall act on behalf of all other Insureds with respect to the giving and receiving of notice of cancellation and the receipt of any refund that may become payable under this bond.

63675 (10/95)                                                                                                           COPY
7.	Any of these provisions that conflict with a law that controls the cancellation of the insurance in this bond is changed by this statement to comply with that law.

C.	Cancellation of Underlying Bond

This bond is canceled upon cancellation of the Underlying Bond.  You must promptly notify us of the cancellation of the Underlying Bond.  Such notice must be made when you send a notice of cancellation of the Underlying Bond to, or when you receive such notice from, the issuer of the Underlying Bond.

D.	Changes to Underlying Bond

You must promptly notify us of any changes to the Underlying Bond which are made after its inception date.  Any changes made to the Underlying Bond after its inception shall not affect the terms and conditions of this bond, which shall continue to apply as though no change had been made to the Underlying Bond.

E.	Notice of Claim or Loss

You must notify us in writing as soon as practicable when you become aware of any claim or loss under the Underlying Bond or any bond which may give rise to any claim or loss under this bond.

F.	Payment of Premium

The first Named Insured shown in Item 1 of the Declarations shall be responsible for payment of all premiums when due.

In Witness Whereof, we have caused this bond to be executed and attested, but this bond shall not be valid unless countersigned by one of our duly authorized representatives, where required by law.

/s/ Elizabeth M. Tuck                                                                                     /s/ John Q. Doyle
SECRETARY                                                                                     PRESIDENT

63675 (10/95)                                                                                                          COPY

ENDORSEMENT #1

This endorsement, effective  12:01 A.M.,                                                                                                    October  01, 2008                                           forms a part of
policy number:                                           01-251-78-05
issued to:                                           FEDERATED INVESTORS INC

by:           National Union Fire Insurance Company of Pittsburgh, Pa.

COVERAGE TERRITORY ENDORSEMENT (OFAC)

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

89644 (07/05)                                                                           COPY

ENDORSEMENT #2

This endorsement, effective  12:01 A.M.,                                                                                                    October  01, 2008                                           forms a part of
policy number:                                           01-251-78-05
issued to:                                           FEDERATED INVESTORS INC

by:           National Union Fire Insurance Company of Pittsburgh, Pa.

RELIANCE UPON OTHER CARRIER'S APPLICATION

In granting coverage under this policy, it is agreed that the Insurer has relied upon the statements and representations contained in the below referenced application (including materials submitted thereto and, if such application is a renewal application, all such previous policy applications, and their attachments and materials, for which this policy is a renewal or succeeds in time) as being accurate and complete. It is further understood and agreed that the Organization and the Insureds warrant and represent to the Insurer that the statements and representations made in such application were accurate on the date such representations and statement were so given and that in connection therewith the Insureds hereby reaffirm each and every statement made in our application to Chubb Group of Insurance Companies as accurate as of October 1, 2005 as if it was made to the Insurer on such date. All such statements and representations shall be deemed to be material to the risk assumed by the Insurer, are the basis of this policy and are to be considered as incorporated into this policy.

TYPE OF POLICY APPLICATION
Investment Company Asset Protection Bond

CARRIER
Chubb Group of Insurance Companies

DATE  SIGNED
June 21, 2006

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

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ENDORSEMENT #3

This endorsement, effective  12:01 A.M.,                                                                                                    October  01, 2008                                           forms a part of
policy number:                                           01-251-78-05
issued to:                                           FEDERATED INVESTORS INC

by:           National Union Fire Insurance Company of Pittsburgh, Pa.

DROP DOWN RIDER

It is agreed that:

1.
It is a condition of the attached bond that the underlying bond(s) shall be maintained in full effect in the amount of $15,000,000 during the period of the attached bond except for any reduction in the Aggregate Limit(s) of Liability contained therein solely by payment of claims.

2.
If, by reason of the payment of any claim or claims, by Underwriters during the period of the attached bond which reduces the Aggregate Limit(s) of Liability of the underlying bond, the attached bond shall apply excess of the reduced Aggregate Limit(s) of Liability of the underlying bond.  In the event of the exhaustion of the underlying limit(s), the attached bond shall continue in force as primary insurance, and the Deductible set forth in the Schedule of the primary bond shall apply to the attached bond.

3.	However, in the event of any reinstatement of the underlying Aggregate Limit(s) of Liability, the attached bond shall apply as excess of the reinstated underlying Aggregate Limit(s) of Liability.

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #4

This endorsement, effective  12:01 A.M.,                                                                                                    October  01, 2008                                           forms a part of
policy number:                                           01-251-78-05
issued to:                                           FEDERATED INVESTORS INC

by:           National Union Fire Insurance Company of Pittsburgh, Pa.

PENNSYLVANIA AMENDATORY ENDORSEMENT

Wherever used in this endorsement: 1) “Insurer” means the insurance company which issued this policy; and 2) “named Insured” and “Insured” mean the Named Corporation, Named Entity, Named Organization, Named Sponsor, Named Insured, or Insured stated in the declarations page.

The following is added and supercedes any provision to the contrary:

Cancellation/Nonrenewal

Canceling a policy midterm is prohibited except if:

1)	A condition material to insurability has changed substantially;

2)	Loss of reinsurance or a substantial decrease in reinsurance has occurred;

3)	Material misrepresentation by the Insured;

4)	Policy was obtained through fraud;

5)	The Insured has failed to pay a premium when due;

6)	The Insured has requested cancellation;

7)	Material failure to comply with terms;

8)	Other reasons that the commissioner may approve.

Notice Requirements for Midterm Cancellation and Nonrenewal

Notice shall be mailed by registered or first class mail by the Insurer directly to the named Insured.  Written notice will be forwarded directly to the named Insured at least sixty (60) days in advance of the termination date unless one or more of the following exists:
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52165 (05/08)
1)
The Insured has made a material misrepresentation which affects the insurability of the risk, in which case the prescribed written notice of cancellation shall be forwarded directly to the named Insured at least fifteen (15) days in advance of the effective date of termination.

2)
The Insured has failed to pay a premium when due, whether the premium is payable directly to the Insurer or its agents or indirectly under a premium finance plan or extension of credit, in which case the prescribed written notice of cancellation shall be forwarded directly to the named insured at least fifteen (15) days in advance of the effective date of termination.

3)
The policy was cancelled by the named Insured, in which case written notice of cancellation shall not be required and coverage shall be terminated on the date requested by the Insured.  Nothing in these three sections shall restrict the Insurer’s right to rescind an insurance policy ab initio upon discovery that the policy was obtained through fraudulent statements, omissions or concealment of fact material to the acceptance of the risk or to the hazard assumed by the Insurer.

The notice shall be clearly labeled “Notice of Cancellation” or “Notice of Nonrenewal”.  A midterm cancellation or nonrenewal notice shall state the specific reasons for the cancellation or nonrenewal.  The reasons shall identify the condition or loss experience which caused the midterm cancellation or nonrenewal.  The notice shall provide sufficient information or data for the Insured to correct the deficiency.

A midterm cancellation or nonrenewal notice shall state that, at the Insured’s request, the Insurer shall provide loss information to the Insured for at least three years or the period of time during which the Insurer has provided coverage to the Insured, whichever is less.  Loss information on the Insured shall consist of the following:

1)	Information on closed claims, including date and description of occurrence, and amount of payments, if any;

2)	Information on open claims, including date and description of occurrence, amount of payment, if any, and amount of reserves, if any;

3)	Information on notices of occurrence, including date and description of occurrence and amount of reserves, if any.

The Insured’s written request for loss information must be made within ten (10) days of the Insured’s receipt of the midterm cancellation or nonrenewal notice.  The Insurer shall have thirty (30) days from the date of receipt of the Insured’s written request to provide the requested information.
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52165 (05/08)

Notice of Increase in Premium

The Insurer shall provide not less than thirty (30) days notice to the Insured of an increase in renewal premium.   The notice of renewal premium increase will be mailed or delivered to the Insured’s last known address.  If notice is mailed, it will be by registered or first class mail.

Return of Unearned Premium

Cancellation Initiated By Insurer – Unearned premium must be returned to the Insured not later than ten (10) business days after the effective date of termination.

Cancellation Initiated by Insured – Unearned premium must be returned to the Insured not later than thirty (30) days after the effective date of termination.

All other terms, conditions and exclusions shall remain the same.

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

COPY

52165 (05/08)

ENDORSEMENT #5

This endorsement, effective  12:01 A.M.,                                                                                                    October  01, 2008                                           forms a part of
policy number:                                           01-251-78-05
issued to:                                           FEDERATED INVESTORS INC

by:           National Union Fire Insurance Company of Pittsburgh, Pa.

CO-SURETY RIDER
It is agreed that:

1.	The term "Underwriter" as used in the attached bond shall be construed to mean, unless otherwise specified in the rider, all of the Companies executing the attached bond,

2.
Each of said companies shall be liable only for such proportion of any Single Loss under the attached bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Aggregate Limits of Liability of the attached bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3.	In the absence of a request from any of said Companies to pay premium directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all said companies.

4.
In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of  such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving  of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.
The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all said Companies.

6.
Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.

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7.
In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety.  The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

8.
In the event of the termination or cancellation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

9.
In the event of termination or cancellation of the attached bond as to any Company, such Company alone shall be liable to the insured for any return premium due the Insured on account of such termination or cancellation.  The termination or cancellation  of the attached bond as to any Company other than the Controlling Company shall not terminate or cancel or otherwise affect the liability of the other Companies under the attached bond.

Controlling Company

Underwritten for the sum of $16,666,666  part of National Union Fire Insurance $25,000,000  Single  Loss Limit of Liability/Aggregate of Pittsburgh, Pa.

By: /s/ John Q. Doyle
                     Authorized Representative

Underwritten for the sum of  $8,333,334 part of ST Paul  Mercury Insurance  $25.000,000 Single Loss Limit of Liability/Aggregate Company

          By: /s/ Steven Charles Foster, Jr.
        Associate Account Executive
        Authorized Representative

/s/ John Q. Doyle                                                      AUTHORIZED REPRESENTATIVE

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ENDORSEMENT #6

This endorsement, effective  12:01 A.M.,                                                                                                    October  01, 2008                                           forms a part of
policy number:                                           01-251-78-05
issued to:                                           FEDERATED INVESTORS INC

by:           National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
63674	10/95	FOLLOW FORM BOND – DEC
63675	10/95	FOLLOW FORM BOND – GUTS
89644	07/05	COVERAGE TERRITORY ENDORSEMENT (OFAC)
RELIANCE UPON OTHER CARRIER’S APPLICATION
DROP DOWN RIDER
52165	05/08	PENNSYLVANIA AMENDATORY ENDORSEMENT CANCELLATION/NONRENEWAL
CO-SURETY RIDER
78859	10/01	FORMS INDEX ENDORSEMENT

/s/ John Q. Doyle                                                      AUTHORIZED REPRESENTATIVE

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